SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

voxeljet AG

(Name of Issuer)

American Depositary Shares, each representing one-fifth of an ordinary share with a nominal value of €1.00 per share

(Title of Class of Securities)

92912L 107

(CUSIP Number)

Franz Industriebeteiligungen AG

Am Silbermannpark 1b

86161 Augsburg, Germany

(49) 821 450420 0

Copy to:

Lillian Tsu

Hogan Lovells US LLP

875 3rd Avenue

New York, NY 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 92912L 107

1	Names of Reporting Persons Franz Industriebeteiligungen AG

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,413,806 American Depositary Shares*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,413,806 American Depositary Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,413,806 American Depositary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.8%**

14	Type of Reporting Person (See Instructions) CO

*	Rudolf Franz and Bärbel Franz are the Managing Directors of Franz Industriebeteiligungen AG and have shared power to vote, hold and dispose of shares held by it.

**

Percentage of class calculation is based on the estimated 24.18 million ADSs outstanding immediately after the 2018 Registered Offering (defined below), based on the June 30, 2018 number of outstanding ADSs. This number reflects the number of ADSs outstanding as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on October 19, 2018, relating to the Issuer’s registration statement on Form F-3 (Registration No. 333-219965).

CUSIP Number 92912L 107

SCHEDULE 13D

Item 1.         Security and Issuer.

This Amendment No. 1 (the “Amendment”) to Schedule 13D amends and supplements the Schedule 13D originally filed on November 1, 2013 (“Original Schedule 13D”) relating to the American Depositary Shares (“ADSs”) of voxeljet AG, a stock corporation incorporated in the Federal Republic of Germany (the “Issuer”).  The address of the principal executive office of the Issuer is Paul-Lenz Straße 1b, 86316 Friedberg, Germany.

All capitalized terms used herein but not defined herein have the meanings set forth in the Original Schedule 13D.  Except as amended by this Amendment, all information contained in the Original Schedule 13D is, after reasonable inquiry and to the best of the Reporting Person[s]’ knowledge and belief, complete and correct as of the date of this Amendment.

Item 3.         Source and Amount of Funds or Other Consideration.

This Amendment supplements Item 3 of the Original Schedule 13D by adding the following:

On October 17, 2018, the Issuer entered into an underwriting agreement with Piper Jaffray & Co., pursuant to which the Issuer agreed to sell to Piper Jaffray & Co. 4,860,000 ADSs at a price of $2.57 per ADS (the “2018 Registered Offering”). The 2018 Registered Offering closed on October 22, 2018. In connection with the 2018 Registered Offering, Franz Industriebeteiligungen AG (“Franz AG”) acquired 116,731 ADSs directly from the Issuer on the same terms.

The aggregate number of ADSs beneficially owned by Franz AG represents approximately 5.8% of the Issuer’s outstanding ADSs, based on 24.18 million ADSs outstanding immediately after the 2018 Registered Offering (defined below), based on the June 30, 2018 number of outstanding ADSs.  This number reflects the number of ADSs outstanding as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on October 19, 2018, relating to the Issuer’s registration statement on Form F-3 (Registration No. 333-219965).

Item 5.         Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a), (b)            Franz AG beneficially owns 1,413,806 ADSs of the Issuer.  The ADSs owned by Franz AG equal approximately 5.8% of the Issuer’s outstanding ADSs.  Rudolf Franz and Bärbel Franz are the Managing Directors of Franz AG and have shared power to vote, hold and dispose of shares held by it.

The percentage of ADSs reported beneficially owned by Franz AG is based on the Issuer having 24.18 million ADSs immediately after the 2018 Registered Offering (defined above), based on the June 30, 2018 number of outstanding ADSs.  The number of ADSs of the Issuer that are outstanding reflects ADSs outstanding as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on October 19, 2018, relating to the Issuer’s registration statement on Form F-3, as amended (Registration No. 333-219965).

Neither Rudolf Franz nor Bärbel Franz personally owns any interest in the Issuer’s securities.

(c) The following table details the transactions effected by Franz AG in the past 60 days:

Date of Transaction	Sale or Purchase	Number of Shares or ADSs Sold or Purchased	Price Per Share or ADS	How Transaction was Effected
October 17, 2018	Purchase	116,731 ADSs	$2.57 per ADS	In connection with the 2018 Registered Offering

(d)    To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)    Not applicable.

CUSIP Number 92912L 107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

FRANZ INDUSTRIEBETEILIGUNGEN AG

By:	/s/ RUDOLF FRANZ
Name: Rudolf Franz
Title: Managing Director